Exhibit 4.41
FOURTH AMENDMENT TO THE EXCLUSIVE RAGNAROK LICENSE
AND DISTRIBUTION AGREEMENT
THIS AMENDMENT (this “Amendment”) is made and entered into on this 20th day April, 2005 by and between Gravity Corporation (“Licensor”) and Level Up! Inc. (“Licensee”).
RECITALS
WHEREAS, Licensor and Licensee (“Parties” collectively) entered into the EXCLUSIVE RAGNAORK LICENSE AND DISTRIBUTION AGREEMENT (the “Agreement”) dated March 25, 2003.
WHEREAS, the Parties to the Agreement now desire to amend the Agreement as specified below.
NOW, THEREFORE, the Parties agree as follows:
1. The Article 12 (Term) of the Agreement shall be deleted in its entirety, and replaced with the following language:
“Article 12”
“Term”
     “12.1 This Agreement shall become effective on the execution date of this Agreement and shall remain in effect for a period of two (2) years counted from the Commercial Service Date, unless sooner terminated in accordance herewith.
     “12.2 No later than four (4) months prior to the expiration of this Agreement, Licensor hereby gives Licensee the unilateral right to require the Licensor to renew the license agreement under the same terms and conditions, for an additional term of one year (1 year) (“First Renewed Term”) for the Game. Such renewal shall be without any renewal fee or any other payment whatsoever, other than royalty payments calculated and payable on the same terms and conditions as the then-existing Agreement. Such renewal shall be effected by the Licensee giving the Licensor written notice of its intention to renew the agreement, not later than four (4) months prior to the expiration of this Agreement. The First Renewed Term herein has been effected by the execution of the “Third Amendment To The Exclusive Ragnarok Online License and Distribution Agreement”, dated February 18, 2005.
     “12.3 No later than four (4) months prior to the expiration of the First Renewed Term, Licensor shall give Licensee an exclusive right of negotiation for a period of sixty (60) days for re-execution of a license agreement for an additional term of two (2) years (“Second Renewed Term”) for the Game; provided, however, that Licensor shall not unreasonably or arbitrarily refuse to consent to Licensee’s proposed renewal conditions. During the exclusive negotiation period, Licensor shall not negotiate with or accept contacts from any third party in respect of any contract concerning the Game. If no agreement in writing is made between the parties for the renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.”
     “12.4 If Licensor and Licensee agree to a Second Renewed Term, then, no later than four (4) months prior to the expiration of the Second Renewed Term, Licensor shall give Licensee an exclusive right of negotiation for a period of sixty (60) days for re-execution of a license agreement for an additional term of two (2) years (“Third Renewed Term”) for the Game; provided, however, that Licensor shall not unreasonably or arbitrarily refuse to consent to Licensee’s proposed renewal conditions. During the exclusive negotiation period, Licensor shall not negotiate with or accept contacts from any third party in respect of any contract concerning the Game. If no agreement in writing is made between the parties for the renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.”
2. This amendment shall be effective immediately as of the time it is executed by both parties.
NOW, THEREFORE, intending to be legally bound, the parties hereto execute this agreement by signature or seal below.

GRAVITY CORPORATION	LEVEL UP! INC.

/s/ David Woong Jin Yoon By : David Woong Jin Yoon	/s/ Aloysius B. Colayco By: Aloysius B. Colayco
Title : Chief Executive Officer	Title : Director